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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             LANIER WORLDWIDE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   51589L10-5
                                 (CUSIP Number)

                              Scott T. Mikuen, Esq.
                               Harris Corporation
                            1025 West NASA Boulevard
                            Melbourne, Florida 32919
                                 (321) 727-9100
                            -------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 25, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall not be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 4 pages)


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CUSIP No. 51589L10-5                                                       Page 2 of 4
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      1        Names of Reporting Person:                                             Harris Corporation
               I.R.S. Identification No. of Above Person (entity only)                34-0276860

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      2        Check the Appropriate Box if a Member of a Group*                                      (a)    [  ]
                                                                                                      (b)    [  ]

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      3        SEC Use Only

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      4        Source of Funds*                                                       OO

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      5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

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      6        Citizenship or Place of Organization                                   Delaware

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                               7     Sole Voting Power                                                   -0-

     Number of Shares        ------- -------------------------------------------------------------------------------
       Beneficially
       Owned by Each           8     Shared Voting Power                                                 -0-
   Reporting Person With     ------- -------------------------------------------------------------------------------

                               9     Sole Dispositive Power                                              -0-

                             ------- -------------------------------------------------------------------------------

                               10    Shared Dispositive Power                                            -0-

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     11        Aggregate Amount Beneficially Owned by Each Reporting Person                              -0-

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     12        Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                        [  ]

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     13        Percent of Class Represented by Amount in Row (11)
                                                                                      0%                     [  ]

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     14        Type of Reporting Person*                                              CO

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
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 51589L10-5                                       Page 3 of 4
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         This Amendment No. 1 to Schedule 13D amends the Statement on Schedule
13D, dated November 29, 2000, filed by Harris Corporation, a Delaware corporation ("Harris"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Lanier Worldwide, Inc., a Delaware corporation (the "Issuer").

ITEM 4. PURPOSE OF TRANSACTION.
------------------------------

         Item 4 of this Schedule 13D is hereby amended by adding the following paragraph:

         "For information concerning the disposition by Harris of its shares of Common Stock pursuant the Tender Offer, see Item 5. Interest in Securities of the Issuer."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
--------------------------------------------

         Item 5 of this Schedule 13D is hereby amended by adding the following paragraph:

         "Pursuant to the Voting and Tender Agreement, Harris tendered its shares of Common Stock in the Tender Offer. In addition, the shares of Common Stock beneficially owned by the Individuals at the time of the closing of the Tender Offer were either tendered in the Tender Offer or were converted into the right to receive cash in the Merger. As a result of the completion of the Tender Offer and the Merger, on or about January 25, 2001, Harris and each of the Individuals ceased to beneficially own any shares of Common Stock."



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CUSIP No. 51589L10-5                                       Page 4 of 4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001




                                         HARRIS CORPORATION

                                         By /s/ Bryan R. Roub
                                           -------------------------------------
                                         Name:       Bryan R. Roub
                                         Title:      Senior Vice President
                                                     and Chief Financial Officer